Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 60-I dated December 20, 2006	Term Sheet No. 3 to Product Supplement No. 60-I Registration Statement No. 333-130051 Dated January 4, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to the Dow Jones - AIG Commodity IndexSM due January 30, 2009

General

  The notes are designed for investors who seek a return of at least 1.62* times the appreciation of the Dow Jones - AIG Commodity IndexSM up to a maximum total return on the notes of 50%** at maturity. Investors should be willing to forgo interest payments and, if the Index declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 30, 2009†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about January 18, 2007 and are expected to settle on or about January 24, 2007.

Key Terms

Index:	The Dow Jones - AIG Commodity IndexSM (the “Index”)
Upside Leverage Factor:	At least 1.62*. * The actual Upside Leverage Factor on the notes will be set on the pricing date and will not be less than 1.62.
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.62*, subject to a Maximum Total Return on the notes of 50%**. For example, if the Index Return is more than 30.86%, you will receive the Maximum Total Return on the notes of 50%**, which entitles you to a maximum payment at maturity of $1,500 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 1.62*)]
** The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 50%.

Your principal is protected against up to a 15% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 15%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 15%)]
If the Ending Index Level declines from the Initial Index Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:

The arithmetic average of the Index closing levels on each of the five Initial Averaging Dates. The Initial Averaging Dates will occur after the settlement date; as a result, the Initial Index Level will not be determined until after the settlement date.

Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Initial Averaging Dates†:	January 25, 2007, January 26, 2007, January 29, 2007, January 30, 2007 and January 31, 2007
Ending Averaging Dates†:	January 21, 2009, January 22, 2009, January 23, 2009, January 26, 2009 and January 27, 2009
Maturity Date†:	January 30, 2009
CUSIP:	48123JMT3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 60-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 60-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 60-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $9.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $9.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 60-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 4, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 60-I dated December 20, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 60-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 60-I dated December 20, 2006:
  http://sec.gov/Archives/edgar/data/19617/000089109206003843/e25851_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by at least 1.62, up to the Maximum Total Return on the notes of 50%, or $1,500 for every $1,000 principal amount note. The actual Upside Leverage Factor and Maximum Total Return on the notes will be set on the pricing date and will not be less than 1.62 and 50%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 15%. If the Ending Index Level declines by more than 15%, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity, you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE DOW JONES — AIG COMMODITY INDEXSM — The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See “The Dow Jones — AIG Commodity IndexSM” in the accompanying product supplement no. 60-I for additional information about the Index.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 60-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 60-I dated December 20, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 50%.
  THE VALUE OF THE INITIAL INDEX LEVEL WILL BE DETERMINED AFTER THE SETTLEMENT DATE OF THE NOTES — The Initial Index Level will be determined based on the arithmetic average of the closing levels of the Index on the five Initial Averaging Dates. However, the Initial Averaging Dates will occur following the settlement date of the notes; as a result, the Initial Index Level will not be determined, and you will therefore not know the value of

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones — AIG Commodity IndexSM	TS-1
  such Initial Index Level, until after the settlement date. Any increase in the closing levels of the Index on the Initial Averaging Dates (relative to the Index closing levels before the settlement date) may establish a higher level that the Index must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Index have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the Index are based (the “Index Commodities”) or the exchange-traded futures contracts on the Index Commodities;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 160, an Upside Leverage Factor of 1.62 and a Maximum Total Return on the notes of 50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

292.00	80.00%	50.00%
256.00	60.00%	50.00%
240.00	50.00%	50.00%
224.00	40.00%	50.00%
209.38	30.86%	50.00%
208.00	30.00%	48.60%
192.00	20.00%	32.40%
176.00	10.00%	16.20%
168.00	5.00%	8.10%
160.00	0.00%	0.00%
152.00	-5.00%	0.00%
144.00	-10.00%	0.00%
136.00	-15.00%	0.00%
128.00	-20.00%	-5.00%
112.00	-30.00%	-15.00%
96.00	-40.00%	-25.00%
80.00	-50.00%	-35.00%
64.00	-60.00%	-45.00%
48.00	-70.00%	-55.00%
32.00	-80.00%	-65.00%
16.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones — AIG Commodity IndexSM	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 160 to an Ending Index Level of 168. Because the Ending Index Level of 168 is greater than the Initial Index Level of 160 and the Index Return of 5% multiplied by 1.62 does not exceed the hypothetical Maximum Total Return of 50%, the investor receives a payment at maturity of $1,081 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.62)] = $1,081

Example 2: The level of the Index decreases from the Initial Index Level of 160 to an Ending Index Level of 136. Because the Ending Index Level of 136 is less than the Initial Index Level of 160 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 160 to an Ending Index Level of 240. Because the Index Return of 50% multiplied by 1.62 exceeds the hypothetical Maximum Total Return of 50%, the investor receives a payment at maturity of $1,500 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 160 to an Ending Index Level of 128. Because the Ending Index Level of 128 is less than the Initial Index Level of 160 by more than the Buffer Amount of 15%, the Index Return is negative and the investor receives a payment at maturity of $950.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 15%)] = $950

Example 5: The level of the Index decreases from the Initial Index Level of 160 to an Ending Index Level of 0.
Because the Ending Index Level of 0 is less than the Initial Index Level of 160 by more than the Buffer Amount of 15%, the Index Return is negative and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the 15% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 15%)] = $150

Historical Information

The following graph sets forth the historical performance of the Dow Jones - AIG Commodity IndexSM based on the weekly Index closing level from January 5, 2001 through December 29, 2006. The Index closing level on January 3, 2007 was 161.172. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Initial Averaging Dates or Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones — AIG Commodity IndexSM	TS-3